EXHIBIT 99.(a)(3)

2600 Citadel Plaza Drive
P.O. Box 924133
Houston, Texas 77292-4133

NEWS RELEASE

Information: Kristin Gandy, Director of Investor Relations, Phone: (713) 866-6050

WEINGARTEN REALTY INVESTORS ANNOUNCES
TENDER OFFER FOR ANY AND ALL OUTSTANDING NOTES

Houston, TX, June 1, 2009 - Weingarten Realty Investors (NYSE: WRI) announced today it has commenced two cash tender offers for up to $350,000,000 aggregate principal amount (the "Tender Cap") of the series of our notes listed in the table below (collectively, the "Notes").  The offers to purchase consist of two separate offers (each an "Offer" and together, the "Offers"), with one offer to purchase any and all of the outstanding Notes listed under the heading "Any and All Offer" in the table below (the "Any and All Offer") and a second offer to purchase Notes listed under the heading "Maximum Tender Offer" in the table below (the "Maximum Tender Offer") in an aggregate principal amount equal to the amount of the Tender Cap remaining for the purchase of such Notes following the purchase of the Notes in the Any and All Offer.

The consideration payable per $1,000 principal amount of each series of the Notes will include the amount set forth below under the column entitled “Price Per $1,000 Principal Amount of Notes” plus the accrued and unpaid interest to, but not including, the payment date for the Notes purchased in both Offers.  The payment date for the Any and All Offer shall be promptly following the Any and All Offer Expiration Date (as defined below) and is expected to be June 9, 2009.  The payment date for the Maximum Tender Offer shall be promptly following the Maximum Tender Offer Expiration Date (as defined below) and is expected to be July 1, 2009.  Additional terms and conditions of the Offer are set forth in the Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”).

CUSIP Number	Issuer	Title of Security	Aggregate Principal Amount Outstanding	Price Per $1,000 Principal Amount of Notes
Offer for Notes listed below: Any and All Offer
948741AD5	Weingarten Realty Investors	7.000% Senior Unsecured Notes due July 15, 2011	$200,000,000	$ 1,000
94874RAV8	Weingarten Realty Investors	7.070% Medium Term Notes due June 26, 2009	$12,000,000	$ 1,000
94874RBH8	Weingarten Realty Investors	7.350% Medium Term Notes due July 20, 2009	$20,000,000	$ 1,000
94874RBN5	Weingarten Realty Investors	7.400% Medium Term Notes due December 21, 2010	$10,000,000	$ 1,000
94874RAQ9	Weingarten Realty Investors	7.440% Medium Term Notes due August 19, 2011	$15,000,000	$ 1,000
94874RBP0	Weingarten Realty Investors	7.500% Medium Term Notes due December 19, 2010	$15,000,000	$ 1,000

94874RBJ4	Weingarten Realty Investors	8.250% Medium Term Notes due January 22, 2010	$10,500,000	$ 1,000
Offer for Notes listed below: Maximum Tender Offer
948741AF0/ 948741AE3	Weingarten Realty Investors	3.950% Convertible Senior Unsecured Notes due August 1, 2026	$454,921,000	$ 950
_________________

The Any and All Offer will expire at 5:00 p.m., New York City time, on Monday, June 8, 2009, unless extended (the “Any and All Offer Expiration Date”) and the Maximum Tender Offer will expire at 12:00 midnight, New York City time, on Friday, June 26, 2009 unless extended (the “Maximum Tender Offer Expiration Date”).  The Any and All Offer Expiration Date and the Maximum Tender Offer Expiration Date are each referred to as an “Expiration Date.”  Under certain circumstances, and as more fully described in the Offer to Purchase, Weingarten may terminate either Offer before the applicable Expiration Date.  Any tendered Notes may be withdrawn prior to, but not after, the applicable Expiration Date and withdrawn Notes may be re-tendered by a holder at any time prior to the applicable Expiration Date.

This press release is neither an offer to purchase nor a solicitation to buy any of these Notes nor is it a solicitation for acceptance of the Tender Offers.  Weingarten is making the Tender Offers only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.  The Tender Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  None of Weingarten Realty Investors, the Dealer Manager, the Depositary, the Information Agent for the Tender Offers or the Trustee for the Notes makes any recommendation in connection with the Tender Offers.

The complete terms and conditions of the Tender Offers are set forth in the Offer to Purchase and Letter of Transmittal that is being sent to holders of the Notes.  Holders are urged to read the Tender Offer documents carefully when they become available.  Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Tender Offers, Global Bondholder Services Corporation at (866) 470-4200 (toll-free) or (212) 430-3774 (collect).

J.P. Morgan Securities Inc. is the Dealer Manager for the Tender Offers.  Questions regarding the Tender Offers may be directed to J.P. Morgan Securities Inc. at (866) 834-4666 (toll free) or (212) 834-3424 (collect).

Forward-Looking Statements
In addition to historical information, this press release contains forward-looking statements.  These statements are based on current expectations, estimates and projections about the industry and markets in which Weingarten operates, management's beliefs, and assumptions made by management.  It is important to note that Weingarten’s actual results could differ materially from those projected in such forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.  Reference is made to Weingarten’s regulatory filings with the Securities and Exchange Commission for information or factors that may impact Weingarten’s performance.

About Weingarten Realty Investors
As one of the largest real estate investment trusts listed on the New York Stock Exchange, Weingarten Realty (NYSE:WRI) is celebrating its 60th anniversary as a commercial real estate owner, manager and developer, formed in 1948. Focused on delivering solid returns to shareholders, Weingarten is actively developing, acquiring, and intensively managing properties in 23 states that span the United States from coast-to-coast. The Company’s portfolio of 404 properties includes 323 neighborhood and community shopping centers and 81 industrial properties. Including tenant-owned square footage, the Company’s portfolio currently totals approximately 73 million square feet under management. Weingarten has one of the most diversified tenant bases of any major REIT in its sector, with the largest of its 5,300 tenants comprising less than 3% of its rental revenues. To learn more about the Company’s operations and growth strategies, please visit www.weingarten.com.